Exhibit 99.1

Deutsche Bank

General Meeting 2015

Agenda

Passion to Perform

Contents

01 Presentation of the established Annual Financial Statements and Management Report (including the explanatory report on disclosures pursuant to § 289 (4) German Commercial Code) for the 2014 financial year, the approved Consolidated Financial Statements and Management Report (including the explanatory report on disclosures pursuant to § 315 (4) German Commercial Code) for the 2014 financial year as well as the Report of the Supervisory Board – 02

02 Appropriation of distributable profit – 02

03 Ratification of the acts of management of the members of the Management Board for the 2014 financial year – 02

04 Ratification of the acts of management of the members of the Supervisory Board for the 2014 financial year – 02

05 Election of the auditor for the 2015 financial year, interim accounts – 02

06 Authorization to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act as well as for their use with the possible exclusion of pre-emptive rights – 02

07 Authorization to use derivatives within the framework of the purchase of own shares pursuant to § 71 (1) No. 8 Stock Corporation Act – 03

08 Election to the Supervisory Board – 04

09 Cancellation of existing authorized capital, creation of new authorized capital for capital increases in cash (with the possibility of excluding shareholders’ pre-emptive rights, also in accordance with § 186 (3) sentence 4 Stock Corporation Act) and amendment to the Articles of Association – 04

10 Creation of new authorized capital for capital increases in cash (with the possibility of excluding pre-emptive rights for broken amounts as well as in favor of holders of option and convertible rights) and amendment to the Articles of Association – 05

Ad Items 06 and 07 – 06

Ad Item 09 – 07

Ad Items 10 – 08

Total number of shares and voting rights – 09

Participation in the General Meeting and exercise of voting rights – 09

Exercise of voting rights by authorized representatives – 09

Submitting absentee votes – 10

Requesting documents for the General Meeting – 10

Requests for additions to the Agenda pursuant to § 122 (2) Stock Corporation Act – 10

Shareholders’ counterproposals and election proposals pursuant to § 126 (1), § 127 Stock Corporation Act – 11

Right to obtain information pursuant to § 131 (1) Stock Corporation Act – 11

Additional information – 11

Notice on the company’s website – 11

Additional information on Item 08 – Election to the Supervisory Board – 12

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Agenda

We take pleasure in inviting our shareholders to the

Ordinary General Meeting convened for

Thursday, May 21, 2015, 10 a.m.

in the Festhalle, Messe Frankfurt,

Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main.

Agenda

01	Presentation of the established Annual Financial Statements and Management Report (including the explanatory report on disclosures pursuant to §289 (4) German Commercial Code) for the 2014 financial year, the approved Consolidated Financial Statements and Management Report (including the explanatory report on disclosures pursuant to §315 (4) German Commercial Code) for the 2014 financial year as well as the Report of the Supervisory Board

The Supervisory Board has already approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board; the Annual Financial Statements are thus established. Therefore, in accordance with the statutory provisions, a resolution is not provided for on this Agenda Item.

02	Appropriation of distributable profit

The Management Board and Supervisory Board propose that the distributable profit of €1,169,250,260.02 be used for the payment of a dividend of €0.75 per no par value share on the maximum of 1,379,273,131 no par value shares that are eligible for payment of a dividend and that the remaining amount of at least €134,795,411.77 be carried forward to new account. Insofar as own shares exist on the day of the General Meeting, the proposed resolution will be modified to the effect that the correspondingly higher remaining amount be carried forward to new account on the basis of an unchanged dividend payment of €0.75 per no par value share.

03	Ratification of the acts of management of the members of the Management Board for the 2014 financial year

The Management Board and Supervisory Board propose that the acts of management of the members of the Management Board in office during the 2014 financial year be ratified for this period.

04	Ratification of the acts of management of the members of the Supervisory Board for the 2014 financial year

The Management Board and Supervisory Board propose that the acts of management of the members of the Supervisory Board in office during the 2014 financial year be ratified for this period.

05	Election of the auditor for the 2015 financial year, interim accounts

The Supervisory Board, based on the recommendation of its Audit Committee, proposes the following resolution:

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, is appointed as the auditor of the Annual Financial Statements and as the auditor of the Consolidated Financial Statements for the 2015 financial year.

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, is also appointed auditor for the limited review of the condensed financial statements and the interim management report (§ 37w (5), § 37y No. 2 Securities Trading Act) as of June 30, 2015, and the consolidated interim financial statements (§ 340i (4) German Commercial Code) prepared before the Ordinary General Meeting in 2016.

06	Authorization to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act as well as for their use with the possible exclusion of pre-emptive rights

Management Board and Supervisory Board propose the following resolution:

a)

The company is authorized to buy, on or before April 30, 2020, its own shares in a total volume of up to 10% of the share capital at the time the resolution is taken or – if the value is lower – of the share capital at the time this authorization is exercised. Together with its own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company’s possession or attributable to the company pursuant to § 71a ff. Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10% of the company’s respectively applicable share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through the stock exchange may not be more than 10% higher or lower than the average of the share prices

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(closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 10% higher or lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company’s shares offered for purchase per shareholder may be provided for.

b)	The Management Board is authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to §71 (1) No. 8 Stock Corporation Act on the stock exchange or by an offer to all shareholders. The Management Board is authorized to dispose of the purchased shares against contribution in kind with the exclusion of shareholders’ pre-emptive rights for the purpose of acquiring companies or shareholdings in companies or other assets that serve to advance the company’s business operations. In addition, the Management Board is authorized, in case it disposes of such own shares by offer to all shareholders, to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to the extent that they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders’ pre-emptive rights are excluded for these cases and to this extent. The Management Board is also authorized to use shares purchased on the basis of authorizations pursuant to §71 (1) No. 8 Stock Corporation Act to issue staff shares, with the exclusion of shareholders’ pre-emptive rights, to employees and retired employees of the company and its affiliated companies or to use them to service option rights on shares of the company and/or rights or duties to purchase shares of the company granted to employees or members of executive or non-executive management bodies of the company and of affiliated companies.

Furthermore, the Management Board is authorized, with the exclusion of shareholders’ pre-emptive rights, to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10% of the company’s share capital at the time this authorization becomes effective or – if the amount is lower – at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of §186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10% of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bonds or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of §186 (3) sentence 4 Stock Corporation Act.

c)	The Management Board is also authorized to cancel shares acquired on the basis of this or a preceding authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

d)	The presently existing authorization given by the General Meeting on May 22, 2014 and valid until April 30, 2019, to purchase own shares will be cancelled with effect from the time when this new authorization comes into force.

07	Authorization to use derivatives within the framework of the purchase of own shares pursuant to §71 (1) No. 8 Stock Corporation Act

In supplementing the authorization to be resolved on under Item 6 of this Agenda to acquire own shares pursuant to §71 (1) No. 8 Stock Corporation Act, the company is also to be authorized to acquire own shares with the use of derivatives.

The Management Board and Supervisory Board propose the following resolution:

The purchase of shares subject to the authorization to acquire own shares to be resolved under Agenda Item 6 may be executed, apart from in the ways described there, with the use of put and call options or forward purchase contracts. The company may sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5% of the actual share capital at the time of the resolution by the General Meeting on this authorization. The term of the options must be selected such that the share purchase upon exercising the option is carried out at the latest on April 30, 2020.

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The purchase price to be paid per share upon exercise of the put options or upon the maturity of the forward purchase may not exceed by more than 10% or fall below 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective transaction in each case excluding ancillary purchase costs but taking into account the option premium received. The call options may only be exercised if the purchase price to be paid does not exceed by more than 10% or fall below 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the acquisition of the shares. The rules specified under Item 6 of this Agenda apply to the sale and cancellation of shares acquired with the use of derivatives.

Own shares may continue to be purchased using existing derivatives that were agreed on the basis and during the existence of previous authorizations.

08	Election to the Supervisory Board

With effect from July 1, 2014, Ms. Louise M. Parent was appointed by the court member of the Supervisory Board of Deutsche Bank AG for Ms. Labarge, who left the Supervisory Board. Ms. Parent’s term of office shall end as planned with the conclusion of the General Meeting on May 21, 2015, which means that a new shareholder representative is to be elected. Pursuant to § 96 (1) and § 101 (1) Stock Corporation Act and §7 (1) sentence 1 No. 3 Act Concerning Co-Determination by Employees dated May 4, 1976, the Supervisory Board consists of ten members for the shareholders and ten members for the employees. In electing shareholder representatives, the General Meeting is not bound by election proposals.

The Supervisory Board, based on the recommendation of its Nomination Committee, proposes that

Ms. Louise M. Parent, Attorney (Of Counsel), New York, USA

be elected to the Supervisory Board pursuant to § 9 (1) sentences 2 to 4 of the Articles of Association for the period until the end of the General Meeting which resolves on the ratification of the acts of management for the 2017 financial year.

Besides being a member of the Supervisory Board of Deutsche Bank AG, Ms. Parent is not a member of any supervisory boards to be formed by law, but she is a member of the following comparable foreign supervisory body:

Zoetis Inc., Member of the Board of Directors

Based on the Supervisory Board’s evaluation, the proposed candidate does not have personal or business relations with Deutsche Bank AG or its Group companies, the executive bodies of Deutsche Bank AG or a shareholder holding a material interest in Deutsche Bank AG which would be subject to disclosure pursuant to No. 5.4.1 of the German Corporate Governance Code.

The election proposal reflects the objectives resolved by the Supervisory Board for its composition pursuant to No. 5.4.1 (2) of the German Corporate Governance Code.

09	Cancellation of existing authorized capital, creation of new authorized capital for capital increases in cash (with the possibility of excluding shareholders’ pre-emptive rights, also in accordance with §186 (3) sentence 4 Stock Corporation Act) and amendment to the Articles of Association

The Management Board was authorized by resolution of the General Meeting on May 23, 2013, to increase the share capital with the consent of the Supervisory Board by up to a total of €230,400,000.00 through the issue of new no par value registered shares against cash payment or contributions in kind, with the possibility of excluding shareholders’ pre-emptive rights. Partial use has been made of this authorization, with the result that the amount remaining of this authorized capital is €579,863.04 (authorized capital pursuant to § 4 (6) of the Articles of Association).

Furthermore, the Management Board was authorized by resolution of the General Meeting on May 22, 2014, to increase the share capital with the consent of the Supervisory Board by up to a total of €256,000,000 through the issue of new no par value registered shares against cash payments, with the possibility of excluding shareholders’ pre-emptive rights (authorized capital pursuant to § 4 (5) of the Articles of Association). This authorization has not yet been utilized.

The authorized capital described above is to be cancelled and replaced by new authorized capital that has a longer period, an increased volume and expanded possibilities of utilization.

The Management Board and Supervisory Board propose the following resolution:

a)

The Management Board is authorized to increase the share capital on or before April 30, 2020, once or more than once, by up to a total of €352,000,000 through the issue of new shares against cash payments. Shareholders

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are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights insofar as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights in full if the issue price of the new shares is not significantly lower than the quoted price of the shares already listed at the time of the final determination of the issue price and the shares issued in accordance with §186 (3) sentence 4 Stock Corporation Act do not exceed in total 10% of the share capital at the time the authorization becomes effective or – if the value is lower – at the time the authorization is utilized. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of §186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10% of the share capital. Also to be included are shares that are to be issued to service option and / or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bonds or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of §186 (3) sentence 4 Stock Corporation Act. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).

b)	The authorization from the General Meeting on May 23, 2013, under Item 12 of the Agenda to issue new shares that still exists for a capital increase of up to €579,863.04 and the authorization from the General Meeting on May 22, 2014, under Item 11 of the Agenda to issue new shares as well as the related provisions under § 4 (5) and (6) of the Articles of Association are cancelled when this resolution becomes effective. The same applies to the currently abeyant § 4 (7) of the Articles of Association.

c)	The following new paragraph 5 is added to § 4 of the Articles of Association:

“(5)	The Management Board is authorized to increase the share capital on or before April 30, 2020, once or more than once, by up to a total of €352,000,000 through the issue of new shares against cash payments.
Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights insofar as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights in full if the issue price of the new shares is not significantly lower than the quoted price of the shares already listed at the time of the final determination of the issue price and the total shares issued since the authorization in accordance with §186 (3) sentence 4 Stock Corporation Act do not exceed 10% of the share capital at the time the authorization becomes effective – or if the value is lower – at the time the authorization is utilized. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).”

The Management Board is instructed to register the new authorized capital in the Commercial Register in such a way that it will only be registered once the cancellation as resolved of the presently existing authorized capital pursuant to § 4 (5) and (6) of the Articles of Association has been entered.

10	Creation of new authorized capital for capital increases in cash (with the possibility of excluding pre-emptive rights for broken amounts as well as in favor of holders of option and convertible rights) and amendment to the Articles of Association

The Management Board and Supervisory Board propose the following resolution:

a)

The Management Board is authorized to increase the share capital on or before April 30, 2020, once or more than once, by up to a total of €1,408,000,000 through the issue of new shares against cash payments. Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights insofar as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled

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to such rights after exercising their option or conversion rights. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).

b)	At the end of § 4 of the Articles of Association, the following new paragraph is added:

“(6)	The Management Board is authorized to increase the share capital on or before April 30, 2020, once or more than once, by up to a total of €1,408,000,000 through the issue of new shares against cash payments. Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights insofar as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).”

Ad Items 06 and 07:

Report of the Management Board to the General Meeting pursuant to §71 (1) No. 8 in conjunction with §186 (4) Stock Corporation Act

Under Item 6 of the Agenda, the company is to be authorized to purchase its own shares; Item 7 of the Agenda regulates the possibility of purchasing own shares by using derivatives. The use of put and call options for the purchase of own shares gives the company the possibility of optimizing a buyback. As shown by the specific limitation to 5% of the share capital, it is only intended to supplement the range of instruments available for share buybacks and to extend the possibilities for their use. Both the regulations governing the structure of the options and the regulations governing the shares suitable for delivery ensure that this form of purchase takes account of the principle of equal treatment of shareholders. As a rule, the maturity of the options will not exceed 18 months. In connection with share-based remuneration components which must be granted as deferred compensation over a multiple-year period and are to be subject to forfeiture pursuant to the regulations applicable to banks, at least for management board members and employees whose activities have a material impact on the overall risk profile of the bank, the use of call options with longer maturities is to be made possible to establish offsetting positions. Under this authorization, Deutsche Bank AG will only acquire such longer-term options on shares corresponding to a volume of no more than 2% of the share capital.

Under Item 6 of the Agenda, the company is also to be authorized to resell purchased shares. The possibility of reselling own shares enables them to be used for the renewed procurement of own funds capital. Besides sale through the stock exchange or by offer to all shareholders – both of which would ensure equal treatment of shareholders under the legal definition – the proposed resolution also provides that the own shares are at the company’s disposal to be offered as consideration for the acquisition of companies, shareholdings in companies or other assets that serve to advance the company’s business operations subject to the exclusion of shareholders’ pre-emptive rights. This is intended to enable the company to react quickly and successfully, on both national and international markets, to advantageous offers or any other opportunities to acquire companies, shareholdings in companies or other assets. It is not uncommon in the course of negotiations to have to provide shares instead of cash as consideration. This authorization takes account of that fact.

Over and above this, the authorization makes it possible, in the case of a sale of the shares by offer to all shareholders, to partially exclude shareholders’ pre-emptive rights in favor of holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies. The background to this is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new shares, the conversion or option price is to be discounted based on a dilution protection formula if the holders of conversion or option rights are not granted pre-emptive rights to shares on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two different arrangements in such situations.

In addition, the authorization makes it possible to use the shares as staff shares for employees and retired employees of the company and its affiliated companies or to service option rights and/or purchase rights or purchase obligations relating to the company’s shares that were granted to employees and members of the executive and non-executive

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management bodies of the company and its affiliated companies. For these purposes, the company disposes, to some extent, over authorized and conditional capital and/or creates such capital, as the case may be, together with the respective authorization. In part, the possibility of a cash payment in connection with the granting of option rights is foreseen. The use of existing own shares instead of a capital increase or cash payment may make economic sense; the authorization is intended to increase the available scope in this respect. The situation is similar in cases in which purchase rights or obligations relating to the company’s shares are granted to employees or members of the executive and non-executive management bodies of the company or its affiliated companies as an element of compensation. In this context, the price risk that might otherwise materialize can also be effectively controlled by the use of own shares purchased. A corresponding exclusion of shareholders’ pre-emptive rights is also required for this use of purchased shares.

Finally, Management is also to be given the possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 Stock Corporation Act with respect to the re-sale against cash payment of the shares purchased on the basis of this authorization. This statutory possibility of excluding pre-emptive rights enables Management to take advantage of favorable stock market situations without delay and, by determining a price close to market, to obtain the highest possible issue amount and thus to strengthen own funds capital to the greatest extent possible. This possibility is particularly important to banks in view of the special equity capital requirements they are subject to. The utilization of this possibility, also for own shares, enlarges the scope for strengthening capital, even at times when markets are not particularly receptive. The authorization ensures that pursuant to it, shares may only be sold with the exclusion of shareholders’ pre-emptive rights, based on §186 (3) sentence 4 Stock Corporation Act, up to the maximum limit specified therein of 10% of the share capital. To be counted towards this maximum limit of 10% are shares that were issued or sold during the validity of this authorization with the exclusion of pre-emptive rights in direct or analogous application of §186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this maximum limit are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory notes or participatory notes with warrants if these bonds or participatory rights were issued with the exclusion of pre-emptive rights in corresponding application of §186 (3) sentence 4 Stock Corporation Act during the validity of this authorization. Management will keep any mark-down on the stock market price as low as possible. It will probably be limited to a maximum of 3% but will not in any event exceed 5%.

Ad Item 09:

Report of the Management Board to the General Meeting pursuant to § 203 (2) sentence 2 in conjunction with §186 (4) Stock Corporation Act

The authorization requested under Item 9 of the Agenda is intended to sustain and broaden the company’s equity capital base and is to replace already existing authorized capital that has a somewhat narrower area of utilization, lower volume and shorter term. The availability of appropriate equity capital is the basis for the company’s business development. Even though the company has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.

Through the authorization requested under Item 9, authorized capital is to be created in the amount of €352,000,000, in the utilization of which shareholders in principle have pre-emptive rights. The exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts while retaining a simple subscription ratio. This facilitates the processing of shareholders’ pre-emptive rights. The background for providing the possibility to exclude pre-emptive rights in favor of holders of option rights, convertible bonds and convertible participatory rights is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new shares, the conversion or option price is to be discounted based on a dilution protection formula if the holders of conversion or option rights are not granted pre-emptive rights to shares on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two different arrangements in such situations.

The additional possibility of excluding pre-emptive rights pursuant to §186 (3) sentence 4 Stock Corporation Act enables Management to take advantage of favorable stock market situations without delay and, by determining a price close to the market, to obtain the highest possible issue amount and thus to strengthen own funds capital to the greatest extent possible. This possibility is particularly important to banks in view of the special equity capital requirements they are subject to. The amount foreseen for this authorization is almost 10% of the share capital. The authorization ensures that, pursuant to it, shares may only be issued with the exclusion of shareholders’ pre-emptive rights based on §186 (3) sentence 4 Stock Corporation Act up to the maximum limit of 10% of the share capital to the extent shares have not already been issued or sold with the exclusion of

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pre-emptive rights during its validity, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this maximum limit are shares that are to be issued to service option or conversion rights if the underlying bonds or participatory rights were issued with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act during the validity of this authorization. In the event this possibility of increasing capital is used, Management will limit any mark-down on the issue price compared with the stock market price to a maximum of presumably 3% but at any event not more than 5%. In the event of such a capital increase, shareholders who want to maintain their investment ratio have the possibility, in light of the high liquidity of trading in the Deutsche Bank share, to purchase shares on the stock market at conditions that essentially correspond to the issue of the new shares. In such case, this does not result in economic terms to a dilution of shareholders’ equity interests.

There are no specific plans at present for a utilization of the new authorized capital. The Management Board will report to the General Meeting on any utilization of the authorized capital.

Ad Item 10:

Report of the Management Board to the General Meeting pursuant to § 203 (2) sentence 2 in conjunction with § 186 (4) Stock Corporation Act

The authorization requested under Item 10 of the Agenda is intended to sustain and broaden the company’s equity capital base and, together with the other authorized capital amounts proposed to this General Meeting, is intended to make a sufficiently broad range of capital instruments available for Management to be able to appropriately react to possible developments over the next few years. The availability of appropriate equity capital is the basis for the company’s business development. Even though the company has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.

Through the authorization requested under Item 10, authorized capital is to be created in the amount of €1,408,000,000, in the utilization of which shareholders in principle have pre-emptive rights. The exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts while retaining a simple subscription ratio. This facilitates the processing of shareholders’ pre-emptive rights. The background for providing the possibility to exclude pre-emptive rights in favor of holders of option rights, convertible bonds and convertible participatory rights is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new shares, the conversion or option price is to be discounted based on a dilution protection formula if the holders of conversion or option rights are not granted pre-emptive rights to shares on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two different arrangements in such situations.

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Total number of shares and voting rights

The company’s share capital at the time of convocation of this General Meeting amounts to €3,530,939,215.36 and is divided up into 1,379,273,131 registered (no par value) shares with eligibility to vote at and participate in the General Meeting. At the time of convocation of this General Meeting, 259,191 of these no par value shares consist of own shares held in treasury, which do not grant any rights to the company.

Participation in the General Meeting and exercise of voting rights

Pursuant to § 17 of the Articles of Association, shareholders who are entered in the share register and have given notice in due time to the company of their intention to attend are entitled to participate in the General Meeting and exercise their voting rights. Such notification must be received by the company by no later than May 15, 2015, either electronically using the company’s password-protected Internet portal as specified in the letter to registered shareholders ▶ www.deutsche-bank.com/general-meeting or in writing to the domicile of the company in Frankfurt am Main or to the following address:

Deutsche Bank Aktiengesellschaft

Aktionärsservice

Postfach 14 60

61365 Friedrichsdorf

Germany

e-mail: deutschebank.hv@rsgmbh.com

Pursuant to § 67 (2) sentence 1 Stock Corporation Act, only those who are listed in the share register are considered shareholders of the company. As a result, the status of the entries in the share register on the day of the General Meeting is decisive for determining the right to participate as well as the number of votes the authorized participant is entitled to. For technical processing reasons, however, no changes to the share register will be carried out (“registration stop”) between the end of May 15, 2015 (“technical record date”), and the conclusion of the General Meeting. Therefore, the entry status in the share register on the day of the General Meeting will correspond to the status after the last change of registration on May 15, 2015. The registration stop does not mean the shares are blocked for disposal. Share buyers whose change of registration requests are received by the company after May 15, 2015, however, cannot de facto exercise the rights to participate and vote on the basis of these shares, unless they have obtained a power of attorney to do so or an authorization to exercise such rights. In such cases, participation and voting rights are retained by the shareholder entered in the share register until the change of registration. All buyers of the company’s shares who are not yet registered in the share register are therefore requested to submit change of registration requests in due time.

Exercise of voting rights by authorized representatives

Shareholders registered in the share register may also be represented and have their voting rights exercised by an authorized representative (proxy) – for example, a bank or a shareholders’ association. The issue of the power of attorney, its cancellation and proof of the proxy authorization vis-à-vis the company are required, in principle, in text form if the power of attorney to exercise the voting right is granted neither to a bank, or an institution or company with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act, nor to a shareholders’ association, or another person with an equivalent status pursuant to § 135 (8) Stock Corporation Act.

Powers of attorney can also be issued and revoked until May 21, 2015, 12 noon, electronically using the password-protected Internet portal ▶ www.deutsche-bank.com/general-meeting.

Proof of the proxy authorization vis-à-vis the company can also be sent electronically to the following e-mail address: deutschebank.hv@rsgmbh.com

If powers of attorney to exercise voting rights are issued to banks, to institutions or companies with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act or to shareholders’ associations or other persons with an equivalent status pursuant to § 135 (8) Stock Corporation Act, the requisite form for these is specified, where appropriate, by the recipients.

The company also offers its shareholders the possibility of being represented by company employees appointed by the company as proxies to exercise shareholders’ voting rights at the General Meeting. These company proxies will only vote in accordance with the instructions issued to them. The power of attorney can be issued and the instructions can be submitted in writing to the following address:

Deutsche Bank Aktiengesellschaft

Aktionärsservice

Postfach 14 60

61365 Friedrichsdorf

Germany

Furthermore, there is also the possibility to issue the power of attorney and instructions to the company employees appointed as proxies electronically by May 21, 2015, 12 noon, using the password-protected Internet portal ▶ www.deutsche-bank.com/general-meeting.

Deutsche Bank General Meeting 2015	Agenda	10

Details on how to issue a power of attorney and instructions using the Internet are given in the documents sent to the shareholders.

Admission cards and voting cards will be issued to shareholders and representatives authorized to participate.

Submitting absentee votes

As in previous years, shareholders listed in the share register can submit their votes – without participating in the General Meeting – through absentee voting. Registration in due time is indispensable for this form of voting, too.

Votes submitted within the framework of absentee voting must be received by the company in writing or using electronic communication before the registration period expires, i.e. at the latest by May 15, 2015. For absentee voting in writing, please use the personalized registration form sent to you with the invitation and return it to the following address:

Deutsche Bank Aktiengesellschaft

Aktionärsservice

Postfach 14 60

61365 Friedrichsdorf

Germany

e-mail: deutschebank.hv@rsgmbh.com

Furthermore, you can participate in absentee voting using the password-protected Internet service for the General Meeting; in this case, the deadline specified above also applies.

After May 15, 2015, you will no longer be able to submit your votes through absentee voting. This also applies if you have previously requested an admission card or issued a power of attorney to a third party or a company proxy.

A change of votes cast in the absentee ballot is only possible after May 15, 2015, using the password-protected Internet portal and only for the absentee voters who submitted their absentee votes using the password-protected Internet portal. This possibility of changing votes ends at 12 noon on the day of the General Meeting. The possibility to participate in the General Meeting by revoking the absentee ballot remains unaffected.

Furthermore, authorized banks, institutions or companies with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act as well as shareholders’ associations or other persons with an equivalent status pursuant to § 135 (8) Stock Corporation Act may also make use of absentee voting pursuant to the rules described above and in observing the specified deadlines.

Requesting documents for the General Meeting

Requests for documents for the General Meeting, in particular the documents for Item 1 of the Agenda, can be sent to the following address:

Deutsche Bank Aktiengesellschaft

Aktionärsservice

Postfach 14 60

61365 Friedrichsdorf

Germany

e-mail: deutschebank.hv@rsgmbh.com

Telefax: +49 69 2222 34283

Documents for and additional information concerning the General Meeting are also accessible through the Internet at ▶ www.deutsche-bank.com/general-meeting. Furthermore, these documents will be available at the General Meeting and – if necessary – will be explained in more detail.

Requests for additions to the Agenda pursuant to § 122 (2) Stock Corporation Act

Shareholders whose aggregate shareholdings represent 5% of the share capital or the proportionate amount of €500,000 (the latter of which corresponds to 195,313 shares) may request that items be placed on the Agenda and published. The request must be addressed in writing to the Management Board of the company and be received by the company at the latest on Monday, April 20, 2015. Please send such requests to the following address:

Deutsche Bank Aktiengesellschaft

Management Board

60262 Frankfurt am Main

Germany

Each new item of the Agenda must also include a reason or a resolution proposal. A shareholder making such a request must prove that he/she has owned his/her shares for at least three months before the day of the General Meeting (i.e. at the latest since February 21, 2015, 0:00 a.m.). The provisions of § 70 Stock Corporation Act must be observed in determining the ownership period.

The publication and forwarding of requests for additions are carried out in the same way as in the convocation.

Deutsche Bank General Meeting 2015	Agenda	11

Shareholders’ counterproposals and election proposals pursuant to § 126 (1), § 127 Stock Corporation Act

The company’s shareholders may submit counterproposals to the proposals of the Management Board and/or Supervisory Board on specific Agenda Items and election proposals for the election of Supervisory Board members or auditors. Such proposals (with their reasons) and election proposals are to be sent solely to:

Deutsche Bank Aktiengesellschaft

Investor Relations

60262 Frankfurt am Main

Germany

e-mail: db.ir@db.com

Telefax: +49 69 910 38591

Counterproposals must stipulate a reason; this does not apply to election proposals.

Shareholders’ counterproposals and election proposals that fulfill the requirements and are received by the company at the address specified above by Wednesday, May 6, 2015, at the latest, will be made accessible through the website: ▶ www.deutsche-bank.com/general-meeting along with the name of the shareholder and, in the case of counterproposals, the reason as well as any comments by management.

The company is not required to make a counterproposal and its reason or an election proposal accessible if one of the exclusionary elements pursuant to §126 (2) Stock Corporation Act exists, for example, because the election proposal or counterproposal would lead to a resolution by the General Meeting that breaches the law or the Articles of Association or its reason apparently contains false or misleading information with regard to material points. Furthermore, an election proposal need not be made accessible if the proposal does not contain the name, the current occupation and the place of residence of the proposed person as well as his / her membership in other statutory supervisory boards. The reason for a counterproposal need not be made accessible if its total length is more than 5,000 characters.

Notice is given that counterproposals and election proposals, even if they have been submitted to the company in advance in due time, will only be considered at the General Meeting if they are submitted/put forward verbally there. The right of every shareholder to put forward counterproposals on the various Agenda Items or election proposals even without a previous submission to the company remains unchanged.

Right to obtain information pursuant to § 131 (1) Stock Corporation Act

At the General Meeting, every shareholder may request information from the Management Board about company matters insofar as the information is required for a proper evaluation of the relevant matter on the Agenda (cf. § 131 (1) Stock Corporation Act). The duty to provide information covers the company’s legal and business relations with affiliated companies as well as the position of Deutsche Bank Group and of the companies included in the Consolidated Financial Statements of Deutsche Bank AG. In principle, requests for information are to be put forward at the General Meeting verbally.

The Management Board may refrain from answering individual questions for the reasons specified in § 131 (3) Stock Corporation Act, for example, if providing such information, according to sound business judgement, is likely to cause material damage to the company or an affiliated company. Pursuant to the Articles of Association, the Chair of the General Meeting, over the course of the General Meeting, may determine appropriate restrictions on the speaking time, the time for putting questions and/or the total time available in general for speaking and putting questions or for individual speakers (cf. § 19 (2) sentence 2 of the Articles of Association).

Additional information

Additional information on shareholders’ rights pursuant to § 122 (2), § 126 (1), § 127 and § 131 (1) Stock Corporation Act can be found on the company’s website at ▶ www.deutsche-bank.com/general-meeting.

Notice on the company’s website

Information pursuant to § 124a Stock Corporation Act on this year’s Ordinary General Meeting is accessible on the company’s website at ▶ www.deutsche-bank.com/general-meeting. Following the General Meeting, the voting results will be announced at the same Internet address.

Frankfurt am Main, April 2015

Deutsche Bank Aktiengesellschaft

The Management Board

Deutsche Bank General Meeting 2015	Additional information on Item 08 – Election to the Supervisory Board	12

Additional information on Item 08 –

Election to the Supervisory Board

Louise M. Parent

Residence:	New York, USA
Of Counsel, Cleary Gottlieb Steen & Hamilton LLP

Personal information
Year of Birth:	1950
Nationality:	U.S.

Career
since 2014	Of Counsel, Cleary Gottlieb Steen & Hamilton LLP, New York; with areas of focus including corporate governance, financial institutions and business development
1993 – 2013	Executive Vice President and General Counsel, American Express Company, New York
1977 – 1993	Joined American Express Company as Attorney; responsible for, at various times, securities matters, mergers and acquisitions, corporate finance; counsel to subsidiary First Data Resources
1975 – 1977	Associate attorney, Donovan Leisure Newton & Irvine, New York

Education
Law degree (J.D.) from Georgetown University Law Center

Memberships in statutory supervisory boards in Germany
Deutsche Bank AG (appointed by the court with effect from July 1, 2014)

Memberships in comparable boards
Zoetis Inc.

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60262 Frankfurt am Main

Germany

Telephone: +49 69 910-00

deutsche.bank@db.com

Shareholders’ hotline:

0800 910-80 00*

General Meeting hotline:

0800 100-47 98*

*Available from within Germany

2015
Financial Calendar
April 29, 2015
Interim Report as of March 31, 2015
May 21, 2015
Annual General Meeting in the Festhalle
Frankfurt am Main (Exhibition Center)
May 22, 2015
Dividend payment
July 30, 2015
Interim Report as of June 30, 2015
October 28, 2015
Interim Report as of September 30, 2015
2016
Financial Calendar
Januar 28, 2016
Preliminary results for the 2015 financial year
March 15, 2016
Annual Report 2015 and Form 20-F
April 28, 2016
Interim Report as of March 31, 2016
May 19, 2016
Annual General Meeting in the Festhalle
Frankfurt am Main (Exhibition Center)
May 20, 2016
Dividend payment
July 28, 2016
Interim Report as of June 30, 2016
October 27, 2016
Interim Report as of September 30, 2016